

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2019

Lilach Payorski
Chief Financial Officer
Stratasys Ltd.
7665 Commerce Way
Eden Prairie, Minnesota 55344

      Re: Stratasys Ltd
          Form F-20 for the fiscal year ended December 31, 2018
          Filed on March 07, 2019
          File No. 001-35751

Dear Ms. Payorski:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Information Technologies
          and Services